Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2011	2010	2009	2008	2007

Earnings:
Income before assessments	$302,623	$375,501	$777,695	$353,608	$441,085
Fixed Charges	445,579	623,824	1,158,079	3,365,381	4,277,118
Total Earnings	$748,202	$999,325	$1,935,774	$3,718,989	$4,718,203

Fixed Charges:
Interest Expense	$444,579	$622,824	$1,157,079	$3,364,381	$4,276,118
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000
Total Fixed Charges	$445,579	$623,824	$1,158,079	$3,365,381	$4,277,118
Ratio of Earnings to Fixed Charges	1.68	1.60	1.67	1.11	1.10